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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G1 Execution Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Place **440 South LaSalle Street** **Suite 3030**
(No. and Street)

Chicago (City) **Illinois** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Rojek **Chief Financial Officer** **312-294-7846**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 South Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

DD
6/5/13

OATH OR AFFIRMATION

We, David Grove and James Rojek, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to G1 Execution Services, LLC as of and for the year ended December 31, 2012, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

David L. Grove
Chief Executive Officer
G1 Execution Services, LLC

February 26, 2013
Date

Notary Public

Official Seal
DeAnna M Vance
Notary Public State of Illinois
My Commission Expires 08/14/2016

James H. Rojek
Chief Financial Officer
G1 Execution Services, LLC

February 26, 2013
Date

Notary Public

Official Seal
DeAnna M Vance
Notary Public State of Illinois
My Commission Expires 08/14/2016

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers of
G1 Execution Services, LLC
440 South LaSalle Street, Suite 3030
Chicago, IL 60605

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by G1 Execution Services, LLC (formerly E*TRADE Capital Markets, LLC) (the "Company")and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences.

2. Compared the total rounded revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 and noted that the amount reported on the audited Form X-17A-5 was $93,158,000 and the amount reported on the Form SIPC-7 was $93,167,089.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053174 FINRA DEC
G1 EXECUTION SERVICES LLC 9*9
ATTN:JAMES ROJEK
440 S LA SALLE ST STE 3030
CHICAGO IL 60605-5019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 160,508

B. Less payment made with SIPC-6 filed (exclude interest) (87,998)

07/26/2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 72,510

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 72,510

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 72,510

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G1 EXECUTION SERVICES LLC
(Name of Corporation, Partnership or other organization)

James Rojek
(Authorized Signature)

CFO
(Title)

Dated the 22nd day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 93,167,089
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,963,862
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	28,963,862
2d. SIPC Net Operating Revenues	$ 64,203,227
2e. General Assessment @ .0025	$ 160,508
	(to page 1, line 2.A.)

Deloitte

G1 EXECUTION SERVICES, LLC
(formerly E*TRADE CAPITAL MARKETS, LLC)

(SEC I.D. No. 8-53174)

Statement of Financial Condition as of December 31, 2012, Independent Auditors' Report and Supplemental Report on Internal Control

G1 EXECUTION SERVICES, LLC
(formerly E*TRADE CAPITAL MARKETS, LLC)

(SEC I.D. No. 8-53174)

Statement of Financial Condition as of December 31, 2012, Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
G1 Execution Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of G1 Execution Services, LLC (formerly E*TRADE Capital Markets, LLC), (the "Company"), a wholly owned subsidiary of ETCM Holdings, Inc., a direct, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of G1 Execution Services, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2013

G1 EXECUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(In thousands)

ASSETS

Cash and equivalents	$	7,618
Trading securities		101,252
Receivables from brokers, dealers and clearing brokers		35,477
Goodwill		121,881
Other intangibles, net		21,898
Internally developed software, net		1,509
Receivables from affiliated companies		1,152
Other assets		2,346
TOTAL ASSETS	$	293,133

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Securities sold, not yet purchased	$	87,577
Payables to Parent and affiliated companies		10,360
Payables to brokers, dealers and clearing brokers		992
Other liabilities		7,893
TOTAL LIABILITIES		106,822
MEMBER'S EQUITY		186,311
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	293,133

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — G1 Execution Services, LLC (formerly E*TRADE Capital Markets, LLC), (the "Company") is a wholly owned subsidiary of ETCM Holdings, Inc., a direct, wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the BATS Y-Exchange, Inc.; the BATS Z-Exchange, Inc.; the Chicago Board Options Exchange; the Chicago Stock Exchange; the EDGA Exchange, Inc.; the EDGX Exchange Inc.; the NASDAQ OMX BX, Inc.; the NASDAQ Stock Market; New York Stock Exchange ("NYSE") Arca, Inc.; and the National Stock Exchange.

Nature of Operations — The Company operates as a market maker in equity securities, primarily those traded on the NASDAQ Stock Market, the New York Stock Exchange, NYSE Arca, NYSE Amex, the OTC Bulletin Board, Pink Sheets, Grey Sheets, American Depository Receipts and Foreign Ordinaries. A market maker provides a fair and orderly market for securities traded and must generally be ready to buy or sell when other buyers or sellers are not available. The Company also has an agency trading business. The Company clears all of its trading business through third party clearing brokers. The Company no longer engages in proprietary trading activities.

Use of Estimates — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes near-term changes could reasonably occur include: the valuation of trading securities and securities sold, not yet purchased; the valuation of goodwill and other intangibles; and fair value measurements.

Fair Value — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance. See Note 3 – *Fair Value Disclosures*.

Financial Statement Descriptions and Related Accounting Policies

Below are descriptions and accounting policies for certain of the Company's statement of financial condition categories.

Cash and Equivalents — The Company considers all highly liquid investments with original or remaining maturities of three months or less at the date of purchase, that are not required to be segregated under federal or other regulations, to be cash and equivalents.

Trading Securities — Securities transactions are recorded on a trade-date basis. Trading securities and securities sold, not yet purchased are reported at fair value.

Goodwill and Other Intangibles, net — Goodwill and other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets for impairment on at least an annual basis or when events or changes indicate the carrying value of an asset may not be recoverable. The Company evaluates the remaining useful lives of other intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Internally Developed Software, net — The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred.

Other Assets — Included in other assets are 18,000 shares of common stock ownership in CHX Holdings, Inc., which is carried at cost, which approximates fair value. The Company also holds 450 shares of Series A Convertible Preferred Stock of CHX Holdings, Inc. which is carried at fair value. Also included in other assets are leasehold improvements that are amortized over the lesser of their estimated useful lives or lease terms.

Adjustment to Member's Equity — In February 2013, the Company determined that an error existed in 2011 as a result of a review of order handling practices and pricing for equity securities orders routed from E*TRADE Securities LLC. The effect of this error was to overstate net income and member's equity by $3.9 million for the year ended December 31, 2011. The Company recorded a $3.9 million decrease to member's equity as of December 31, 2011 to correct this error.

Share-Based Payments — The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures.

Income Taxes — The Company is a single-member LLC, and as such is not subject to federal or state income tax as taxable income is allocated to its member for inclusion in the member's tax returns. As a result, ETCM Holdings, Inc. will include the income from the Company in its tax returns.

New Accounting and Disclosure Guidance — Following is the new accounting and disclosure guidance that relates to activities in which the Company is engaged.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)

In May 2011, the Financial Accounting Standards Board ("FASB") amended the accounting and disclosure guidance related to fair value measurements. The amended guidance will result in common fair value measurement and disclosure requirements in GAAP and IFRS. The amended guidance changes the wording used to describe certain requirements in GAAP for measuring fair value and for disclosing information about fair value measurement. The amended accounting and disclosure guidance became effective January 1, 2012 for the Company, and was applied prospectively. The adoption of the amended guidance did not have a material impact on the Company's financial condition and the Company's disclosure reflects the adoption of the amended disclosure in Note 3 – *Fair Value Disclosures*.

Testing Goodwill for Impairment

In September 2011, the FASB amended the guidance on testing goodwill for impairment. The amended guidance provides an option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is impaired as a basis for determining if further testing of goodwill for impairment is necessary. The amended guidance became effective for the Company January 1, 2012. The adoption of the amended accounting guidance did not have a material impact on the Company's financial condition.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING BROKERS

Receivables from and payables to brokers, dealers and clearing brokers consist of the following (in thousands):

Receivables:		
Receivables from brokers and dealers	$	883
Receivables from clearing brokers		33,740
Deposits with clearing brokers		854
Total	$	35,477
Payables:		
Payables to clearing brokers	$	992
Total	$	992

3. FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.
- Level 2 — Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 — Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Recurring Fair Value Measurement Techniques

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, the Company's definition of actively traded is based on average daily volume and other market trading statistics. The fair value of trading securities and securities sold, not yet purchased is determined using listed or quoted market prices from an exchange and to the extent the securities are actively traded, they are classified as Level 1 of the fair value hierarchy, otherwise they are classified as Level 2. There have been no material transfers between levels within the fair value hierarchy for the year ended December 31, 2012.

Recurring Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	December 31, 2012			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Trading Securities				
Domestic equities	$ 79,233	$ 104	$ -	$ 79,337
American Depository Receipts	9,757	277	-	10,034
Foreign equities	11,269	612	-	11,881
Total	$ 100,259	$ 993	$ -	$ 101,252
Liabilities				
Securities sold, not yet purchased				
Domestic equities	$ 75,094	$ 2	$ -	$ 75,096
American Depository Receipts	10,023	66	-	10,089
Foreign equities	1,971	421	-	2,392
Total	$ 87,088	$ 489	$ -	$ 87,577

The Company held no securities classified as Level 3 during the year ended December 31, 2012.

Fair Value of Financial Instruments Not Carried at Fair Value

The fair value of cash and equivalents was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of receivables from brokers, dealers, clearing brokers and affiliated companies, payables to brokers, dealers, clearing brokers, Parent and affiliated companies, other assets, and other liabilities was estimated to be carrying value and classified as Level 2 of the fair value hierarchy.

4. GOODWILL AND OTHER INTANGIBLES, NET

The Company performed an annual test of goodwill for impairment and deemed no adjustment necessary. Estimates of fair value are determined based on a complex model using estimated future cash flows and company comparisons. If actual cash flows are less than estimated future cash flows used in the annual assessment, then goodwill would have to be tested for impairment. These cash flows are monitored closely to determine if a further evaluation of potential impairment is necessary so that impairment could be recognized in a timely manner. In addition, following the review of order handling practices and pricing for order flow between E*TRADE Securities LLC and the Company disclosed in Note 11, our regulators may initiate investigations into our historical practices which could subject us to monetary penalties and cease-and-desist orders, which could also prompt claims by customers of E*TRADE Securities LLC. Any of these actions could materially and adversely affect our market making and trade execution businesses, which could impact future cash flows and could result in goodwill impairment. At December 31, 2012, the Company's goodwill had a carrying value of $121.9 million.

Intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Original Useful Life (Years)	Weighted Average Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer relationship	30	19	$61,820	$ (39,922)	$21,898

5. INTERNALLY DEVELOPED SOFTWARE, NET

The Company and the Parent are party to a Master Services Agreement ("MSA"), under which the Parent provides software development services to the Company. For the year ended December 31, 2012, the Company paid the Parent $0.4 million for internally developed software specifically attributable to the Company. In addition, during the year ended December 31, 2012, the Company transferred internally developed software of $0.4 million to affiliated companies. At December 31, 2012, the Company had $1.5 million of internally developed software, net on the statement of financial condition.

Internally developed software is carried at cost and amortized on a straight-line basis over estimated useful lives of four years

6. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (the "Rule') under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires that the Company maintains minimum net capital equivalent to the greater of $1.0 million or 6 and 2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2012, the Company had net capital, as defined, of $10.6 million, which was $9.3 million in excess of its required net capital of $1.3 million.

Dividends are anticipated to be made to the Parent within the first six months of 2013, subject to applicable SEC and FINRA limitations.

The Company has entered into an agreement with BNY ConvergEx Execution Solutions LLC, a wholly-owned subsidiary of BNY ConvergEx Group, LLC, which allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent broker ("PAIB") and to permit the correspondent to use PAIB in its capital computations.

At December 31, 2012, the balance at the clearing broker was $31.7 million, which is recorded in receivables from brokers, dealers and clearing brokers on the statement of financial condition.

The Company has entered into an agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Bank of America Corporation, which allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in a PAIB account and to permit the correspondent to use PAIB in its capital computations. At December 31, 2012, the balance at the clearing broker was $2.7 million, which is recorded in receivables from brokers, dealers and clearing brokers on the statement of financial condition.

The Company has entered into an agreement with E*TRADE Clearing LLC that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in a PAIB account and to permit the correspondent to use PAIB in its capital computations. At December 31, 2012, the balance at E*TRADE Clearing LLC was $0.2 million, which is recorded in receivables from brokers, dealers and clearing brokers on the statement of financial condition.

7. RELATED PARTY TRANSACTIONS

Under the terms of the MSA, the Parent provides the Company with technology infrastructure, back-office operations, facilities, and general and administrative support.

The Company has entered into a formal equities order handling agreement with E*TRADE Securities LLC, an affiliated company.

As of December 31, 2012, Citadel was one of the Parent's largest stockholders. During the year ended December 31, 2012, the Company routed a portion of its equity trades in Regulation NMS Securities to an affiliate of Citadel for order handling and execution.

Joseph M. Velli, Chairman and CEO of BNY ConvergEx Group, LLC, joined the Parent's Board of Directors in January 2010. During the year ended December 31, 2012, the Company used BNY ConvergEx Group, LLC for clearing and settlement services and executed orders for ConvergEx Execution Services.

The Company's CEO is also Vice Chairman and a member of the board of CHX Holdings, Inc.

8. LINE OF CREDIT

The Company has established a $30.0 million line of credit with E*TRADE Financial Corporation, to finance the Company's operations. Loans under this arrangement bear interest at the effective Federal Funds rate plus 0.5%. The loans are payable on demand and are collateralized by securities owned by the Company. At December 31, 2012, there were no amounts outstanding under this line of credit.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risks. The financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

10. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a market maker at times requires it to make trades that adversely affect its profitability. In addition, as a market maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions, and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, regulators, including stock exchanges, periodically amend their rules and may make the rules governing the Company's activities as a market maker more stringent or may implement other changes, which could adversely affect its trading revenues.

11. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC, FINRA, or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

Litigation Matters

Several cases have been filed nationwide involving the April 2007 leveraged buyout ("LBO") of the Tribune Company ("Tribune") by Sam Zell, and the subsequent bankruptcy of Tribune. In Deutsche Bank Trust Company Americas et al. v. Adaly Opportunity Fund et al., filed in the Supreme Court of New York, New York County on June 3, 2011, the Trustees of certain notes issued by Tribune, allege wrongdoing in connection with the LBO. In particular the Trustees claim that the LBO constituted a constructive fraudulent transfer under various state laws. The Company, along with numerous other financial institutions, is a named defendant. In Deutsche Bank et al. v. Ohlson et al., filed in the U.S. District Court for the Northern District of Illinois, note holders of Tribune asserted claims of constructive fraud. The Company is a named defendant. There have been several motions filed by various parties to transfer venue and to consolidate these actions. The Company's time to answer or otherwise respond to the complaints has been stayed pending further orders of the Court. The Court has set a motion schedule for omnibus motion to dismiss to be heard on March 1, 2013. Discovery remains stayed during this period. The Company will defend itself vigorously in these matters.

Regulatory Matters

The Parent recently completed a review of order handling practices and pricing for order flow between the Company and E*TRADE Securities LLC. The purpose of the review was to examine whether E*TRADE Securities LLC was providing "best execution" of customer orders as well as otherwise complying with applicable securities laws and dealing appropriately with the Company, its market making affiliate, under applicable federal bank regulatory standards. The review was conducted by separate firms of outside broker-dealer and bank regulatory counsel. The firms' reports identified shortcomings in E*TRADE Securities LLC's historical methods of measuring best execution quality and suggested additions and changes to E*TRADE Securities LLC's standards, processes and procedures for measuring execution quality and for monitoring and testing transactions between the Bank and non-Bank affiliates to ensure compliance with relevant regulations. The Parent, the Company and E*TRADE Securities LLC are in the process of implementing the recommended changes, and expect to complete the process in the near future. Banking regulators and federal securities regulators were regularly updated during the course of the review. E*TRADE Securities LLC's regulators may initiate investigations into its historical practices which could subject it to monetary penalties and cease-and-desist orders, which could also prompt claims by customers of E*TRADE Securities LLC. Any of these actions could materially and adversely affect the Company's and E*TRADE Securities LLC's businesses.

Guarantees

The Company has provided a guarantee to its clearing brokers. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
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www.deloitte.com

February 26, 2013

G1 Execution Services, LLC
440 South LaSalle Street
Chicago, IL 60605

To the Board of Managers and Member of G1 Execution Services, LLC:

In planning and performing our audit of the financial statements of G1 Execution Services, LLC (formerly E*TRADE Capital Markets, LLC), (the "Company"), a wholly owned subsidiary of ETCM Holdings, Inc., a direct, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited